[Chapman and Cutler LLP Letterhead]

March 11, 2025

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone on March 7, 2025, regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 6, 2024 (the “Registration Statement”). The Registration Statement relates to the Innovator Equity Premium Income – Daily PutWrite ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes the Fund moved the reference to the Goldman Sachs Enhanced Daily Put Writing Index. Please consider retaining the reference to the Goldman Sachs Enhanced Daily Put Writing Index when defining the Put Write Index, or explain to the Staff why the Fund believes it is appropriate to move the reference to the Goldman Sachs Enhanced Daily Put Writing Index.

Response to Comment 1

The Fund notes that the Put-Write Index refers to any index that sells Daily Put Contracts and is referenced by an ELN in which the Fund may invest. While the ELNs in which the Fund invests currently reference the Goldman Sachs Enhanced Daily Put Writing Index, such ELNs in the future may reference a different Put Write Index. Accordingly, the Fund believes the disclosure is appropriate.

Comment 2 – Principal Investment Strategies

The Staff notes the Fund provides that it “has discretion, consistent with its investment strategy, to determine the ELNs in which it invests and in the future the Fund may invest solely in ELNs that use a Put-Write Index other than the Goldman Sachs Enhanced Daily Put Writing Index.” The Staff reminds the Fund of its ongoing obligation to advise the Staff with any material changes to the Registration Statement.

Response to Comment 2

The Fund acknowledges its obligation to amend the Registration Statement to reflect material changes to the Fund.

Comment 3 – Principal Risks

The Staff notes the Fund provides “[i]t is expected that the issuers of the ELNs in which the Fund invests will have an investment grade rating.” The Staff notes that this disclosure is inconsistent with the instructions of Item 4 and Item 9 of Form N-1A. Please revise accordingly.

Response to Comment 3

The Fund has revised the prospectus in accordance with the Staff’s comment to provide “[t]he issuers of the ELNs in which the Fund invests will have an investment grade rating at the time of investment.”

Comment 4 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that the Fund removed disclosure from the prospectus that directed investors to a website where they could obtain additional information about the Goldman Sachs Enhanced Daily Put Writing Index. Please consider adding such disclosure back in or explain to the Staff why it was deleted.

Response to Comment 4

The Fund notes that it is not an index tracking, passively management fund. As described in the Principal Investment Strategy section of the Prospectus, for a portion of the Fund’ portfolio, the Fund actively invests in ELNs that reference a Put Write Index, currently the Goldman Sachs Enhanced Daily Put Writing Index. The Fund believes it is inappropriate to direct shareholders to a specific index methodology website, as the Fund may choose to invest in ELNs that do not reference an additional and/or alternative Put Write Index in the future.

Comment 5 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the following disclosure “[s]imilarly references to an “Index,” “index” or similar phrases to which an ELN may link refer to indices satisfying the criteria established by Innovator and/or Milliman as described in this prospectus and not to any particular index, index owner or third-party data provider.” Please explain to the Staff how this applies to the Goldman Sachs Enhanced Daily Put Writing Index or revise.

Response to Comment 5

The above referenced disclosure has been revised to provide: “[s]imilarly, references to an “Index,” “index” or similar phrases to which an ELN may link refer to indices satisfying the criteria established by Innovator and/or Milliman as described in this prospectus with respect to a Put Write Index and is not limited to any particular index, index owner or third-party data provider.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren